Exhibit 99.1

PRESS RELEASE

AerCap Sells Eight Boeing 737-800 Aircraft

Amsterdam, The Netherlands; July 1, 2013 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) announced that it has completed transactions under which AerCap sold its interest in eight Boeing 737-800 aircraft to accounts managed by an affiliate of Guggenheim Partners, LLC (“Guggenheim”). The aircraft are subject to long term leases to American Airlines.

AerCap acquired the aircraft earlier this year as part of its purchase and leaseback agreements with American Airlines.

Similar to the sale of its equity interest in the Aircraft Lease Securitisation Limited portfolio to Guggenheim in November last year, AerCap will continue to service the Boeing 737-800 portfolio and retain an ownership position.

About AerCap

AerCap is one of the world’s leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap has over $13 billion of assets and a fleet of 366 aircraft. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

About Guggenheim Partners

Guggenheim is a diversified financial services firm with more than $180 billion in assets under management, including more than $2.7 billion of commercial aviation assets managed by the firm’s dedicated commercial aviation investment management group, Guggenheim Aviation Partners.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com